FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5

1. Name and Address of Reporting Person* Chandler, Jr., Theodore, L.	2. Issuer Name and Ticker or Trading Symbol LandAmerica Financial Group, Inc. (LFG)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chief Operating Officer
(Last) (First) (Middle) 3650 Lansdowne Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/10/03
(Street) Midlothian,VA 23113		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock	03/10/03 03/10/03 03/10/03 03/10/03 03/10/03 03/10/03 03/10/03 03/10/03 03/10/03 03/10/03		M S M S M S M S M S		1,500.0000 1,500.0000 1,500.0000 1,500.0000 1,500.0000 1,500.0000 1,500.0000 1,500.0000 1,500.0000 1,500.0000	A D A D A D A D A D	$17.1300 $37.5500 $11.7500 $37.5500 $14.3100 $37.5500 $16.6900 $37.5500 $18.1900 $37.5500	36,948.000 312.0010	D D D D D D D D D D I	By 401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-Qualified Stock Option (right to buy)	$11.7500	03/10/03		M			1,500.0000	11/18/94	5/18/04	Common Stock	1,500.0000		0.0000	D
Non-Qualified Stock Option (right to buy)	$14.3100	03/10/03		M			1,500.0000	11/17/95	5/17/05	Common Stock	1,500.0000		0.0000	D
Non-Qualified Stock Option (right to buy)	$16.6900	03/10/03		M			1,500.0000	11/22/96	5/22/06	Common Stock	1,500.0000		0.0000	D
Non-Qualified Stock Option (right to buy)	$17.1300	03/10/03		M			1,500.0000	11/19/93	5/19/03	Common Stock	1,500.0000		0.0000	D
Non-Qualified Stock Option (right to buy)	$18.1900	03/10/03		M			1,500.0000	11/21/97	5/21/07	Common Stock	1,500.0000		0.0000	D
Explanation of Responses:
By: /s/ W. Chadwick Perrine As Power of Attorney Theodore L. Chandler, Jr. **Signature of Reporting Person	March 12, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Russell W. Jordan, III, Esq., William Chadwick Perrine, Esq., William Riker Purcell, Esq. and Holly H. Wenger, Esq., my true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution, for me and in my name, place and stead, in any and all capacities, to sign any and all Forms 3, 4 or 5 in connection with my beneficial ownership of securities of LandAmerica Financial Group, Inc. (the “Company”) that may be required of me pursuant to Section 16 of the Securities and Exchange Act of 1934 and the rules and regulations promulgated thereunder, and to file the same and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute, may lawfully do or cause to be done by virtue hereof.

I declare that any act or thing lawfully done hereunder by my said attorneys-in-fact and agents shall be binding on myself and my heirs, legal and personal representatives, and assigns, whether the same shall have been done before or after my death, or other revocation of this instrument, unless and until reliable notice thereof shall have been received by any party who, upon the faith of this instrument, accepts my said attorneys-in-fact and agents as authorized to represent me.

This power of attorney and the authority of my attorneys-in-fact and agents hereunder shall not terminate on my disability but shall remain in full force and effect for so long as I am an officer or director of the Company and for such time thereafter as may be necessary to file any such reports.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 24th day of July, 2002.

/s/ Theodore L. Chandler, Jr.

Theodore L. Chandler, Jr.